UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170041

DIVISION OF
CORPORATION FINANCE

January 17, 2017

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Re: Duke Energy Corporation
Incoming letter dated January 3, 2017

Dear Mr. Maltz:

This is in response to your letter dated January 3, 2017 concerning the shareholder proposal submitted to Duke Energy by John Chevedden. We also have received a letter from the proponent dated January 5, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 17, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Duke Energy Corporation
Incoming letter dated January 3, 2017

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(7), as relating to Duke Energy's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Duke Energy's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Duke Energy relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Duke Energy Corporation (DUK)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 3, 2017 no-action request.

Release No. 34-40018 does not address the use of shareholder money by management to blast shareholders with one-way communications prior to a voting deadline in order to set up a potential tipping point regarding various executive pay topics – including the final approval of lucrative pay packages for senior executives.

Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are overwhelmingly more likely to win a management vote by a very small amount than lose by a very small amount – to a degree that cannot occur by chance.

"The results [data on close proxy votes] indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's 2008 study ("Management Always Wins the Close Ones," the American Law and Economics Review).

Professor Listokin based his conclusion on more than 13,000 management-sponsored resolutions over a seven-year period, a majority of which related to approval of executive compensation.

The company fails to opine on whether executive pay is a "significant policy issue."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy. Additional rebuttal will be forwarded on this proposal topic.

Sincerely,

John Chevedden

cc: David S. Maltz <david.maltz@duke-energy.com>

[DUK: Rule 14a-8 Proposal, November 13, 2016]
[Revised November 23, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

Now is a good time to adopt this proposal topic since our stock price has been dead money for the 2-years leading up to the submission of this proposal.

Please vote to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

DUKE ENERGY.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
Mail Code DEC45A/ P.O. Box 1321
Charlotte, NC 28201

o: 704.382.3477
f: 980.373.5201

david.maltz@duke-energy.com

January 3, 2017

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted By Mr. John Chevedden

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Corporation") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") will not recommend any enforcement action if the Corporation omits from its proxy solicitation materials ("Proxy Materials") for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting") the proposal submitted to the Corporation by Mr. John Chevedden, on November 23, 2016 (the "Proposal"). Mr. Chevedden is referred to herein as the "Proponent."

This letter provides an explanation of why the Corporation believes that it may exclude the Proposal and includes the attachments required by Rule 14a-8(j). In accordance with *Staff Legal Bulletin* No. 14D (Nov. 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with Rule 14-8(j) to inform the Proponent of the Corporation's intention to omit the Proposal from the 2017 Annual Meeting Proxy Materials. We also wish to take this opportunity to inform the Proponent that if he submits additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should also be furnished to the Corporation, addressed to the undersigned, pursuant to Exchange Act Rule 14a-8(k). The Corporation intends to file its proxy statement on or around March 23, 2017.

THE PROPOSAL

The Proposal states:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
> - Rule 14a-8 shareholder proposals included in the proxy
>
> This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretions. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.
>
> Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as [sic] the ratification of lucrative stock options and to obtain more votes for their high executive pay.
>
> Now is a good time to adopt this proposal topic since our stock price has been dead money for the 2-years leading up to the submission of this proposal.
>
> Please vote to enhance shareholder value:
> **Confidential Voting – Proposal [4]**

A copy of the Proposal and related correspondence is attached hereto as Exhibit A.

REASONS FOR EXCLUSION OF PROPOSAL

1. Rule 14a-8(i)(7)

The Corporation believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business of the Corporation.

2. Rule 14a-8(i)(3)

The Corporation also believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

DISCUSSION

1. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it relates to the Corporation's ordinary business operations which does not raise a significant policy issue.**

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a corporation. The basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a corporation's board of directors to manage "certain core matters involving the company's business and operations." *Exchange Act Release No. 34-40018* (May 21, 1998) (the "*1998 Release*"). In the *1998 Release*, the Staff stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." A shareholder proposal involves "ordinary business" when it relates to matters that are so fundamental to management's ability to run the corporation on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See id.*

The Proposal relates to the conduct of the Corporation's annual meeting. The Staff has previously considered similar proposals which also sought to restrict management's ability to access voting results for a shareholder meeting and has consistently allowed the exclusion of these proposals pursuant to Rule 14a-8(i)(7). In *Verizon Communications Inc.* (Jan. 22, 2015) ("*Verizon*"), the Staff found a nearly identical proposal to be excludable. The *Verizon* proposal urged the board to adopt a policy that "prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes." The enhanced confidentiality requirement was to apply to "(i) [c]ompany-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law or the [c]ompany's Bylaws to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy." However, the policy was to exclude director elections and contested proxy solicitations, unless the Board determined otherwise, and was not to interfere with the Verizon's ability to "monitor the number of votes cast for the purposes of achieving a quorum or to communicate with shareholders at any time." The Staff concluded that the *Verizon* "proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Verizon's ordinary business" and therefore found the proposal to be excludable. In *FedEx Corporation* (July 18, 2014) ("*FedEx*") and *NetApp, Inc.* (July 15, 2014) ("*NetApp*"), the Staff allowed the exclusion of proposals that kept preliminary voting results from management prior to a shareholder meeting on the basis that the monitoring of voting results relates to the ordinary business of a corporation under Rule 14a-8(i)(7).

Verizon, FedEx and *NetApp* represent some of the more recent no-action letters finding proposals that relate to the conduct of an annual meeting excludable as a matter of ordinary business under Rule 14a-8(i)(7); however, there is a long history of such findings by the Staff. *See, e.g., Con-way Inc,.* (Jan. 22, 2009) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) which requested that the board take steps to webcast future annual meetings over the internet) and *General Motors Corp.* (Mar. 15, 2004) (allowing the exclusion of a proposal under 14a-8(i)(7) on the basis that the proposal's request for disclosure regarding the solicitation of shareholder votes was ordinary business). Similar to the proposals described above that were found to be excludable, the Proposal relates to the day-to-day details of holding an annual shareholder meeting. Indeed, its subject matter – limiting access to preliminary voting results – is the same as that found in *Verizon, FedEx* and *NetApp*, and the Proposal's wording is nearly identical to that found in *Verizon*, with only a few wording changes that do not affect the overall thrust, purpose or scope of what is being sought. The Proposal would significantly impair the way the Corporation conducts its annual shareholder meeting. Consequently, like the other proposals cited above, the Proposal relates to the ordinary business operations of the Corporation and therefore is proper to be excluded pursuant to Rule 14a-8(i)(7).

The Proposal does not raise a significant policy issue. The SEC has stated that certain proposals related to significant social policies may transcend day-to-day business matters if the proposal raises policy issues that are so significant that they are appropriate for shareholder consideration. *See 1998 Release.* (citing *Exchange Act Release No. 34-12999* (Nov. 22, 1976)). The Staff considers "both the proposal and the supporting statement as a whole" in determining whether a significant social policy issue exists. *SLB 14C.* The Proposal does not raise a social policy issue, let alone a significant social policy issue. The Staff has previously agreed, as evidenced by the Staff's concurrence with companies in the previously cited no action letters relating to similar proposals.

Conclusion. For the reasons stated above, we respectfully submit that the Proposal constitutes a matter of ordinary business that is not appropriate for shareholder oversight and should therefore be excluded from the Corporation's Proxy Materials for the 2017 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

The Staff has, on numerous occasions, concurred that shareholder proposals that are vague and indefinite are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal. *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004) (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). Furthermore, the Staff has concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a corporation and its shareholders might interpret the proposal differently. *See Fuqua Industries, Inc.* (Mar. 12, 1991)(noting that any action taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal.)

The Staff has consistently concurred with the exclusion of proposals which do not define critical terms or phrases or otherwise provide guidance on what is required to implement the proposals. In *Bank of America Corp.* (Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting that the corporation amend its policies to "observe a moratorium on all financing, investment and further involvement in activities that support MTR" (mountain top removal) projects, but did not define what would constitute "further involvement" and "activities that support MTR [projects]." *See also Eastman Kodak Co.* (Mar. 3, 2003) (proposal seeking to cap executive salaries at $1 million, including bonus, perks and options, failed to define various terms and how options were to be valued and was therefore excludable); and *American Telephone and Telegraph Company* (Jan. 12, 1990) (proposal seeking to prohibit a corporation from "interfering" with "government policy" of foreign governments was excluded as it would require, if implemented, subjective determinations regarding what is considered to be "interference" and "government policy" as well as when the proposal would apply).

The Proposal fails to define certain key terms. For instance, what is meant by the phrases " shall not be available to management or the Board" and "shall not be used to solicit votes"? Does this mean that management and the Board may have no form of access to preliminary voting results? However, the Proposal expressly states that it shall not "impede our Company's ability to monitor the number of votes cast to achieve a quorum." If management and the Board are to have no access to the outcome of proxy votes on uncontested matters prior to the Annual Meeting, how are they then able to monitor votes for quorum purposes? Further, the Proposal does not define what is meant by "uncontested matters." Is a proposal contested only if there is an active counter-solicitation against the proposal? What about if there is a vote "no" campaign being waged against the proposal or if Institutional Investor Services ("ISS"), Glass Lewis or another proxy advisory firm makes a recommendation against the matter? Is the proposal "contested" if a large shareholder speaks out against it? The lack of clarity behind what exactly is supposed to be withheld and when, makes it impossible for shareholders to understand that on which they are voting and for management to implement.

The Proposal also fails to contemplate the voting process required by law in the solicitation of proxies or provide clear details as to exactly what can be done with shareholder voting instructions and when. SEC and stock exchange rules require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward such votes to the relevant corporation. Broadridge Financial Solutions, Inc. as agent for bank and broker-dealer clients aggregates such voting instructions without identifying any beneficial owner by name and sends an omnibus proxy to the Corporation. Similarly, shareholders who hold their shares in their own name return their proxies by mail or other means to the Corporation. The Proposal implies that voting data on certain proposals could be available to the Corporation while proxy vote data on other proposals for the same annual meeting of shareholders would be impermissible to access. How is the Corporation to restrict access to only select voting data submitted by third parties over whom the Corporation has no direct control? Because the Proposal fails to address fundamental aspects of how proxy voting works, it is impermissibly vague and indefinite so as to be inherently misleading.

The Staff has also consistently permitted the exclusion of proposals that are internally inconsistent such that shareholders and management would be unable to determine with reasonable certainty what actions the proposal requires to implement. In *Newell Rubbermaid*

Inc. (Feb. 21, 2012), the Staff permitted the exclusion of a proposal that sought to enable shareholders to call special meetings, but presented two different means of determining the number of shareholders necessary to call special meetings. Similarly, in *Verizon Communications Inc.* (Feb. 21, 2008) the Staff permitted the exclusion of a proposal which attempted to set formulas for short and long-term incentive compensation but the methods of calculation were inconsistent with each other. Similar to these proposals which the Staff allowed to be excluded under 14a-8(i)(3), the Proposal contains inconsistencies. For example, the Proposal states that the confidential voting requirement shall apply to proposals "required by law, or the Company's Bylaws" but then later states that the Proposal does not apply to the election of directors. These two statements directly conflict with one another as the election of directors is a matter required to be put before shareholders for a vote pursuant to Delaware General Corporation Law §211(b) as well as the Corporation's Amended and Restated By-Laws. Such inconsistency renders the Proposal vague and indefinite and inherently misleading.

Conclusion. For the reasons stated above, we respectfully submit that the Proposal is impermissibly vague and indefinite so as to be misleading and therefore should be excluded from the Corporation's Proxy Materials for the 2017 Annual Meeting pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests that the Staff advise that it will not recommend any enforcement action if the Corporation excludes the Proposal from its Proxy Materials for the 2017 Annual Meeting. If the Staff does not concur with the Corporation's positions, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Julie S. Janson
Corporate Secretary
Duke Energy Corporation (DUK)
550 S. Tryton Street
Charlotte, NC 28202
PH: 704-382-3853
FX: 704 382-3814

REVISED

Dear Ms. Janson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

November 13, 2016
Date

cc: David S. Maltz <david.maltz@duke-energy.com>
Assistant Corporate Secretary
PH: 704-382-3477
FX: 980-373-5201
Nancy Wright <Nancy.wright@duke-energy.com>
Associate General Counsel
PH: 704-382-9151
FX: 980-373-5265
Joseph P. Crapster <Joseph.Crapster@duke-energy.com>

[DUK: Rule 14a-8 Proposal, November 13, 2016]
[Revised November 23, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is often able to monitor voting results and then decide to spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their high executive pay.

Now is a good time to adopt this proposal topic since our stock price has been dead money for the 2-years leading up to the submission of this proposal.

Please vote to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]